December 28, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Ener1, Inc.
Registration Statement on Form S-3
File No. 333-170470

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 11:30 a.m., Eastern Standard Time, on December 29, 2010, or as soon thereafter as practicable.

Ener1, Inc. hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Ener1 from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
Ener1 may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Ener1, Inc.

By:	/s/ Nicholas Brunero
Name:	Nicholas Brunero
Title:	Vice President and General Counsel

Ener 1, Inc. 1450 Broadway, Suite 25C, New York, NY 10036
Phone 212 920 3500 / Fax 212 920 3510

www.Ener1.com